UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 17, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of
Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the news release which appear immediately following this page.

17 March 2022
Ad hoc announcement pursuant to Article 53 of the SIX Exchange Regulation Listing Rules News Release
UBS Asset Management to sell its holding in its Japanese real estate joint venture, Mitsubishi Corp.-UBS Realty Inc to KKR

•                       The transaction concludes the successful 20-year joint venture between Mitsubishi Corporation and UBS Asset Management’s Real Estate & Private Markets business in Japan

•                       UBS expects to record a gain in Asset Management and a CET1 capital increase related to the sale of approximately USD 0.9 billion upon close of the transaction, expected to be in April 2022

•                       UBS’s asset management, wealth management and investment banking businesses operating in Japan are not affected by the sale

Zurich, 17 March 2022 – UBS Group and UBS AG (“UBS”) today announced that UBS Asset Management has agreed with its joint venture partner, Mitsubishi Corporation, to sell Mitsubishi Corp.-UBS Realty Inc. (“MC-UBSR”) to KKR & Co. Inc (“KKR”). The transaction is expected to close in April 2022, subject to required filings and regulatory approvals.

MC-UBSR was established in 2000 in the initial days of the J-REIT market as a joint venture between Mitsubishi Corporation and UBS Asset Management’s Real Estate & Private Markets business. MC-UBSR has grown into one of the largest real estate asset management companies in Japan today. MC-UBSR manages two Tokyo Stock Exchange-listed J-REITs – Japan Metropolitan Fund Investment Corporation (JMF) and Industrial & Infrastructure Fund Investment Corporation (IIF) – with total assets under management of approximately USD 15 billion.

KKR is committed to further developing the MC-UBSR business, while ensuring continuity with the existing strategy, and is committed to leveraging its network and global resources to create value for JMF and IIF unitholders.

Suni Harford, President of UBS Asset Management, said; “In partnership with Mitsubishi Corporation, we are proud to have developed MC-UBSR into a leading real estate platform in Japan. We are confident that KKR is well placed to take this business forward and wish the MC-UBSR team every success for the future. The Japanese market remains a cornerstone of our Real Estate & Private Markets business in Asia Pacific, and we remain focused on serving the needs of our clients and capturing growth opportunities in this strategically important region. Through our rapidly growing real estate investment unit, UBS Japan Advisors, we will continue to advise our clients on Japanese property investments.”

UBS Investment Bank acted as exclusive financial advisor to UBS Asset Management, Mitsubishi Corporation and MC-UBSR on the transaction.

UBS Group AG and UBS AG, News Release, 17 March 2022                                                                                                                  Page 1 of 2

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

UBS Group AG and UBS AG

Investor contact

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www.ubs.com/media

Cautionary Statement Regarding Forward-Looking Statements | This media release contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. For a discussion of the risks and uncertainties that may affect UBS's future results please refer to the "Risk Factors" and other sections of UBS’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, and the cautionary statement on the last page of this presentation. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS Group AG and UBS AG, News Release, 17 March 2022                                                                                                                  Page 2 of 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-253432 and 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Kelsang Tsün______________

Name:  Kelsang Tsün

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ Kelsang Tsün______________

Name:  Kelsang Tsün

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

Date:  March 17, 2022